Exhibit 18

April 29, 2015

Apogee Enterprises, Inc.
4400 West 78th Street
Minneapolis, MN

Dear Sirs/Madams:

We have audited the consolidated financial statements of Apogee Enterprises, Inc. as of February 28, 2015 and March 1, 2014 and for each of the three years in the period ended February 28, 2015, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated April 29, 2015, which expresses an unqualified opinion. Note 1 to such consolidated financial statements contains a description of your adoption during the year ended February 28, 2015 of the change in accounting method of valuing all inventories that used the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
Minneapolis, MN